UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Calumet Specialty Products Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

131476103

(CUSIP Number)

The Heritage Group

Attention: John P. Vercruysse, Executive Vice President

5400 W. 86th Street

Indianapolis, Indiana 46268-0123

(317) 228-8314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131476103

1	Names of Reporting Persons The Heritage Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,982,209 (1)

	8	Shared Voting Power 886,066 (2)

	9	Sole Dispositive Power 10,982,209 (1)

	10	Shared Dispositive Power 886,066 (2)

11	Aggregate Amount Beneficially Owned by Each Person 11,868,275 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.32%

14	Type of Reporting Person (See Instructions) HC, PN

(1)         Of these Common Units, 1,200,000 are owned by The Heritage Group Investment Company, LLC (“Investment LLC”). Investment LLC is under common ownership with the Reporting Person. The Reporting Person, although not the owner of the Common Units, serves as the Manager of Investment LLC, and in that capacity has sole voting and dispositive power over the Common Units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Investment LLC except to the extent of the Reporting Person’s pecuniary interest therein.

(2)         These units are owned by Calumet, Incorporated (“Calumet Inc.”). The Reporting Person is an indirect shareholder of Calumet Inc., and these units represent the Reporting Person’s proportionate interest in Calumet Inc.’s units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Calumet Inc. except to the extent of the Reporting Person’s pecuniary interest therein.

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D amends and supplements certain portions of the Schedule 13D that was filed with the Securities and Exchange Commission on May 9, 2008 and amended on May 20, 2008, May 23, 2008, March 3, 2009, February 22, 2011 and May 22, 2018 (File No. 005-81723; Accession No: 0000908834-09-000094) (as amended thereby, the “Schedule 13D”) by The Heritage Group, a general partnership formed under the laws of the State of Indiana, with respect to the Common Units representing limited partner interests of Calumet Specialty Products Partners, L.P., a Delaware limited partnership. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following sentence thereto:

As further described in Item 6 below, the Reporting Person has entered into a Master Reimbursement Agreement with the Issuer.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2019, there were 77,469,501 Common Units outstanding at March 6, 2019. The percentages herein were derived from this amount.

(a) and (b) The Heritage Group beneficially owns 9,782,209 Common Units directly and with sole voting and dispositive power, representing 12.63% of all Common Units outstanding at March 6, 2019. The Heritage Group also may be deemed to beneficially own 1,200,000 Common Units indirectly, by virtue of having sole voting and dispositive power over these Common Units as the Manager of the manager-managed limited liability company that owns the Common Units, The Heritage Group Investment Company, LLC. These Common Units represent 1.55% of all Common Units outstanding at March 6, 2019. The Heritage Group also may be deemed to beneficially own 886,066 Common Units owned by Calumet, Incorporated, a corporation in which the Reporting Person has an indirect interest, and over which units The Heritage Group could be deemed to have shared voting and dispositive power. These Common Units represent 1.14% of all Common Units outstanding at March 6, 2019. Together, these interests represent 15.32% of all Common Units outstanding at March 6, 2019.

(c) Neither the Reporting Person nor any other person named in Item 2 of the Schedule 13D has effected any transactions in the Common Units during the past 60 days.

(d) The beneficiaries of the grantor trusts described in Item 2 of the Schedule 13D, for whose benefit the General Partner Trustees manage the Reporting Person, are entitled to receive any dividends or proceeds from the securities.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing its last paragraph with the following text:

On April 18, 2019, the Reporting Person entered into a Master Reimbursement Agreement with the Issuer pursuant to which the Reporting Person may agree to incur or pay certain fees, expenses or obligations on behalf of the Issuer, which the Issuer may reimburse in Common Units (at fair market value as reasonably determined by the Issuer) or cash or a combination of the two. The foregoing description of the Master Reimbursement Agreement is subject to, and qualified in its entirety by reference to, the full text of the Master Reimbursement Agreement, a copy of which is attached as Exhibit F hereto and is incorporated by reference herein.

The Reporting Person and certain of the Trustees who manage the Reporting Person engage in various business relationships with the Issuer, as described more fully in Item 13 of the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2019, but other than the Master Reimbursement Agreement and any potential payments or reimbursements made pursuant thereto, they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Units.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

A.	The Heritage Group General Partner Trusts (incorporated by reference to Amendment No. 5 to this Schedule 13D filed with the Securities and Exchange Commission on May 22, 2018 (File No. 005-81723)).

B.

First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.

Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.

Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.

Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on January 4, 2018 (File No. 000-51734)).

F.	Master Reimbursement Agreement, by and between The Heritage Group and Calumet Specialty Products Partners, L.P., dated as of April 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019	THE HERITAGE GROUP

	By:	/s/ John P. Vercruysse
		Name:	John P. Vercruysse
		Title:	Executive Vice President

EXHIBIT INDEX

A.	The Heritage Group General Partner Trusts (incorporated by reference to Amendment No. 5 to this Schedule 13D filed with the Securities and Exchange Commission on May 22, 2018 (File No. 005-81723)).

B.

First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.

Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.

Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.

Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on January 4, 2018 (File No. 000-51734)).

F.	Master Reimbursement Agreement, by and between The Heritage Group and Calumet Specialty Products Partners, L.P., dated as of April 18, 2019.